

Exhibit 6

Clasificadora de Riesgo Pacific Credit Rating S.A.C. ("PCR")[1]

Identification of Conflicts of Interest Relating to the Issuance of Credit Ratings

Clasificadora de Riesgo Pacific Credit Rating S.A.C. ("PCR") has identified the following types of conflicts of interest relating to the issuance of credit ratings as potentially being material to its business.

- PCR is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

- PCR is paid by obligors to determine credit ratings of the obligors.

- PCR is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid PCR to determine a credit rating.

- PCR allows persons within PCR to directly own certain securities or money market instruments of, or have other direct ownership interests in, obligors or issuers subject to a credit rating determined by PCR, provided that such persons do not participate in determining or approving the credit rating.

- PCR provides ancillary services such as corporate governances, social responsibility and fiduciary duty reviews and ratings.

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[1] This policy applies to all entities listed in Item 3 of PCR's Form NRSRO.